UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number:  001-12665
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ACS SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AFFILIATED COMPUTER SERVICES, INC.
2828 North Haskell Avenue
Dallas, Texas 75204
Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:
Tas Panos, Esq.
Executive Vice President, Secretary And General Counsel
Affiliated Computer Services, Inc.
2828 North Haskell Avenue
Dallas, Texas 75204
(214) 841-6147

REQUIRED INFORMATION
     The ACS Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Included herein is a copy of the most recent financial statements and schedules of the ACS Savings Plan prepared in accordance with the financial reporting requirements of ERISA.

ACS Savings Plan

Financial statements and report of
Independent registered public accountants

As of December 31, 2008 and 2007
And for the Year Ended December 31, 2008

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Committee of
ACS Savings Plan
We have audited the accompanying statements of net assets available for benefits of the ACS Savings Plan (“the Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As further described in Note G to the financial statements, the Plan adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements, as of and for the year ended December 31, 2008.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on pages 20 through 24, together referred to as “supplemental schedule,” are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Chapman, Hext & Co., P.C.
Richardson, Texas
June 17, 2009

ACS SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2008 and 2007

	2008	2007
ASSETS
Investments
Non-interest bearing cash	$52,347	$717
Participant directed investments (at fair value)	499,476,560	636,746,270

	499,528,907	636,746,987

Contributions receivable
Employer	381,560	364,950
Participants	2,464,045	2,514,134

Total contributions receivable	2,845,605	2,879,084

Total assets	$502,374,512	$639,626,071

LIABILITIES

Operating payables	$14,650	$40,500

Total liabilities	14,650	40,500

Net assets reflecting investments at fair value	502,359,862	639,585,571

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,574,385)	—

Net assets available for Plan benefits	$494,785,477	$639,585,571

See independent auditors’ report and accompanying notes to financial statements.

ACS SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Year Ended December 31, 2008
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Earnings on investments Net depreciation in fair value of assets	$(170,570,917)

Interest	1,334,083

Total earnings on investments	(169,236,834)

Contributions
Employer	12,889,263
Participants	62,412,320
Participant rollovers	5,046,643

Total contributions	80,348,226

Total additions (deductions)	(88,888,608)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants	76,956,205
Plan expenses	1,167,326

Total deductions	78,123,531

Decrease in net plan assets before net transfers to the plan	(167,012,139)

NET TRANSFERS IN DUE TO MERGERS (NOTE J)	22,212,045

Decrease in net assets	(144,800,094)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

Beginning of the year	639,585,571

End of the year	$494,785,477

See independent auditors’ report and accompanying notes to financial statements.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE A – PLAN DESCRIPTION
The following description of the ACS Savings Plan (the “Plan”) provides only general information. Affiliated Computer Services, Inc. (the “Company”) is the sponsor and administrator of the Plan. Mellon Bank N.A. is the Plan Trustee. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan as amended and restated was established January 1, 1989, upon conversion of an existing employee contribution savings plan.
401(k) provisions
Contributions are by salary reduction and are at the employee’s discretion within limits imposed by the 401(k) provisions of the Plan and the applicable Internal Revenue Code sections. The participant accounts are “participant directed accounts.”
Plan Amendments
The Plan was amended during the years ended December 31, 2008 and 2007.
A summary of the 2008 plan amendments are as follows:
On March 1, 2008, the CDR Associates, LLC 401(k) Plan merged into the ACS Savings Plan. A transfer of all assets and liabilities of the CDR Associates, LLC 401(k) Plan to the ACS Plan was authorized. Eligible employees of CDR Associates, LLC shall participate in the Plan.
On March 1, 2008, the Intellinex 401(k) Savings Plan merged into the ACS Savings Plan. A transfer of all assets and liabilities of the Intellinex 401(k) Savings Plan to the ACS Plan was authorized. Eligible employees of Intellinex shall participate in the Plan.
On June 17, 2008, pursuant to the Pension Protection Act of 2006, the ACS Plan was amended to permit non-spouse beneficiaries of deceased participants to directly roll their distributions to individual retirement accounts (“IRA”) that are treated as inherited IRAs.
On July 1, 2008, the Bowers and Associates, Inc. 401(k) Profit Sharing Plan merged into the ACS Savings Plan. A transfer of all assets and liabilities of the Bowers and Associates, Inc. 401(k) Savings Plan to the ACS Plan was authorized. Eligible employees of Bowers and Associates shall participate in the Plan.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE A – PLAN DESCRIPTION
During 2008, the Company entered into outsourcing arrangements, and as a result of those arrangements, certain affected employees became ACS employees. The Plan was amended to allow former employees of Communications Development, Inc.; Orbital Sciences Corporation; Statit Software, Inc.; Student Loan Finance Corporation; The Hertz Corporation; First Health; Trane; Adaptive Marketing, LLC and CompIQ Corporation to begin participating in the Plan.
Employees would receive the ACS corporate benefit structure effective on and after the date they are eligible to participate in the Plan as follows:

Prior Employer	ACS Participation Eligibility Date
Communications Development, Inc.	May 1, 2008
Orbital Sciences Corporation	June 1, 2008
Statit Software, Inc.	July 1, 2008
Student Loan Finance Corporation	July 1, 2008
The Hertz Corporation	July 21, 2008
First Health	November 1, 2008
Trane	November 1, 2008
Adaptive Marketing, LLC	December 1, 2008
CompIQ Corporation	December 29, 2008
On December 2, 2008 the ACS Plan was amended to permit amounts attributable to Roth contributions directly rolled over from a qualified plan to be accounted for separately within the rollover account beginning January 1, 2009. The Amendment provides that effective January 1, 2008, employees of acquired companies will become eligible to participate only after they are paid through the Company’s payroll system. The Amendment increases the maximum payroll deferral percentage for non-highly compensated employees from 18% to 75% effective January 1, 2009.
A summary of the 2007 plan amendments are as follows:
On March 1, 2007, the Systech Inc. 401(k) Plan merged into the ACS Savings Plan. A transfer of all assets and liabilities of the Systech Inc. 401(k) Plan to the ACS Plan was authorized. Eligible employees of Systech Inc. shall participate in the Plan.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE A – PLAN DESCRIPTION
On March 19, 2007, the ACS Plan was amended to provide specific discretionary employer profit-sharing contributions for certain employees of ACS Human Services, LLC who were previously employees of the State of Indiana. The amount of the discretionary contribution shall be a percentage of the employee’s compensation, based on the employee’s age and service.
On April 1, 2007, the LiveBridge, Inc. 401(k) Plan merged into the ACS Savings Plan. A transfer of all assets and liabilities of the LiveBridge, Inc. 401(k) Plan to the ACS Plan was authorized. Eligible employees of LiveBridge, Inc. shall participate in the Plan.
On June 1, 2007, the Primax Recoveries Incorporated Employees’ 401(k) Plan merged into the ACS Savings Plan. A transfer of all assets and liabilities of the Primax Recoveries Incorporated Employees’ 401(k) Plan to the ACS Plan was authorized. Eligible employees of Primax Recoveries Incorporated shall participate in the Plan.
During 2007, the Company entered into outsourcing arrangements, and as a result of those arrangements, certain affected employees became ACS employees. The Plan was amended to allow former employees of Exigent Computer Group, Inc., Albion, Inc., and Walt Disney Company to begin participating in the Plan. Employees would receive the ACS corporate benefit structure effective on and after the date they are eligible to participate in the Plan as follows:

Prior Employer	ACS Participation Eligibility Date
Exigent Computer Group, Inc.	January 1, 2007
Albion, Inc.	April 17, 2007
Walt Disney Company	May 5, 2007
Salary Deferral
The Plan is a defined contribution plan wherein participants elect to reduce their compensation and have such reductions contributed to the Plan on their behalf. Generally, the Plan covers all eligible employees of the Company who elect to participate except those who are leased or are nonresident aliens not receiving United States source income. The Plan also allows for rollovers from other plans.
Employees are eligible to contribute on their date of hire or as soon thereafter as administratively feasible. Participating employees are eligible for matching contributions immediately following completion of a one-year period of service.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE A – PLAN DESCRIPTION
For 2008 and 2007, employees can elect to contribute to the Plan for not less than 1% nor more than 18% of compensation. The term “compensation” for calculation of deferral shall be base pay, overtime and commissions. The maximum of contributions allowed by the Internal Revenue Service were $15,500 for 2008 and 2007, respectively. The Company will match the deferral contributions of 25% of pre-tax deferral up to 6% of compensation. No after-tax contributions may be made to the Plan. The Company will also provide a discretionary contribution for certain former employees of the State of Indiana. The amount of discretionary contribution shall be a percentage of the employee’s compensation. Such percentage is dependent on the employee’s age and service, each measured in years and completed months as of December 31 of the calendar year for which the discretionary contribution is to be made, in accordance with the following schedule:

Age plus service	Discretionary contribution percentage
Less than 45	6%
At least 45 but less than 55	9%
At least 55 but less than 65	11%
More than 65	13%
Participating employees are eligible to make catch-up contributions under the Plan provided the participating employees have attained or will attain the age of 50 before the close of the year. The amount of catch-up contributions allowed by the Internal Revenue Services was $5,000 for 2008 and 2007, respectively. The catch-up contributions are excluded in calculating the matching compensation.
For 2008, all matching contributions have been allocated in accordance with Participant’s investment elections. For 2007, all matching contributions were allocated to the Fidelity Retirement Money Market Portfolio.
Allocation
Each participant’s account is credited with the participant’s salary deferral and the Company’s matching contributions are allocated bi-weekly to each participant’s account. Investment income or loss is allocated daily based on the ratio of each participant’s account balance at the end of each day.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE A – PLAN DESCRIPTION
Vesting
Vesting of all employer contributions occurs at the following rates for employees of all employers enrolled in the Plan. Employee contributions and rollover contributions are 100% vested. The vesting schedule applicable to matching contributions in 2008 and 2007 is:

Years in Vesting Service	Vested Interest
Less than two years	0%
Two to three years	50%
Three or more years	100%
Participant Loans
Participants may borrow from their fund accounts, through a loan transaction, a minimum of $1,000 or up to a maximum of $50,000 not to exceed 50% of their vested account balance.
The balance in the participant’s account is used to secure the loans. These loan transactions are treated as a transfer between the investment fund and the participant notes fund. The loan terms range from one to five years or within a reasonable time if the purpose of the loan is to acquire a primary residence. The interest rate on loan transactions is commensurate with current rates. As of December 31, 2008 and 2007, interest rates on outstanding loan balances ranged from 3.49% to 11.0%. Total loans outstanding as of December 31, 2008 and 2007, were $18,987,003 and $17,623,056, respectively.
Principal and interest are paid ratably through payroll deductions. Participant notes receivable are valued at cost, which approximates fair values. A participant may not have more than two loans outstanding at the same time.
Termination
Although it has not expressed any intent to do so, the Company’s Board of Directors may terminate the Plan at any time. Upon termination, the Board of Directors may elect to distribute to each participant, or his or her beneficiary, the proportionate share of the Plan’s assets as determined by the individual account balances on the date of termination, or continue the existence of the trust for the purpose of paying benefits as they become due under the terms of the Plan. In addition, upon termination of the Plan, the participants’ vested interest in employer contributions shall be 100%.
Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE A – PLAN DESCRIPTION
Forfeitures
Forfeitures are used to reduce employer matching or profit sharing contributions or plan administrative expenses. At December 31, 2008 and 2007, the Plan maintained a balance of $8,354 and $126,356, respectively, in forfeited non-vested accounts and utilized $347,341 and $522,547, respectively, in forfeitures to offset employer contributions and plan expenses.
Plan Administrative Costs
Prior to January 1, 2008, the Plan sponsor absorbed the portion of administrative costs of the Plan not paid by forfeitures. Effective January 1, 2008, expenses, such as trustee and recordkeeping charges, are covered by a per-participant fee based on the participant’s account balance. To calculate the per-participant fee, the Administrative Committee projected these expenses for 2008 and divided the total expenses by the total plan assets as of December 31, 2007. The resulting percentage of 20.4 basis points was applied to each participant’s account balance as of January 1, 2008. This amount is subtracted from each participant’s account on a quarterly basis throughout the year.
Funding Policy
It is the policy of the Plan sponsor to remit the employee and employer contribution three business days after the date of payroll.
NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
This summary of significant accounting policies of the Plan is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Plan’s administrator, who is responsible for their integrity and objectivity. The accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, such as fair value. Actual results may differ from those estimates.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Guaranteed Investment Contracts
As described in Financial Accounting Standards Board Staff position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits should present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
In January 2008, the Plan added the Wells Fargo Synthetic Stable Value fund as an investment election. As of December 31, 2008 the balance in this fund was $121,027,694. The Custodian estimates that the contract value is approximately $7.6 million less than the fair value.
As of December 31, 2007, the Great West Guaranteed Fund held approximately $210,672 of assets and was closed to new contributions.
Investment Valuation and Income Recognition
Mellon Bank N.A. holds the Plan investments. The fair value per unit/share is stated at quoted market prices as determined by Mellon Bank N.A. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.
Payment of Benefits
Benefit payments are recorded when paid.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE C – PLAN LEGAL MATTERS
The Plan is subject to various outstanding legal proceedings. In 2006, the Plan was named as a defendant in the derivative lawsuit investigation. Two lawsuits were filed under the Employee Retirement Income Security Act (“ERISA”) alleging breach of ERISA fiduciary duties by the directors and officers as well as the ACS Benefits Administrative Committee, in connection with the retention of ACS Class A common stock as an investment option in light of the alleged stock option issues, as follows:
•	Terri Simeon, on behalf of Herself and All Others Similarly Situated, Plaintiff, vs. Affiliated Computer Services, Inc., Darwin Deason, Mark A. King, Lynn R. Blodgett, Jeffrey A. Rich, Joseph O’Neill, Frank Rossi, J. Livingston Kosberg, Dennis McCuistion, The Retirement Committee of the ACS Savings Plan, and John Does 1-30, Civil Action No. 306-CV-1592P, in the United States District Court for the Northern District of Texas, Dallas Division, filed August 31, 2006.

•	Kyle Burke, Individually and on behalf of All Others Similarly Situated, Plaintiff, vs. Affiliated Computer Services, Inc., the ACS Administrative Committee, Lora Villarreal, Kellar Nevill, Gladys Mitchell, Meg Cino, Mike Miller, John Crysler, Van Johnson, Scott Bell, Anne Meli, David Lotocki, Randall Booth, Pam Trutna, Brett Jakovac, Jeffrey A. Rich, Mark A. King, Darwin Deason, Joseph P. O’Neill, and J. Livingston Kosberg, Case No. 306-CV-02379-M, in the United States District Court for the Northern District of Texas, Dallas Division, filed September 15, 2006.
On February 12, 2007, the Simeon case and the Burke case were consolidated into one case, under the caption, In re Affiliated Computer Systems [sic] ERISA Litigation, Master File No. 3:06-CV-1592-M. On December 20, 2007, an Order Preliminarily Approving Settlement was entered in the In re Affiliated Computer Systems [sic] ERISA Litigation consolidated case.
Principally, the settlement provides for a payment to the plaintiffs and the ACS Savings Plan of a total of $1.5 million, which includes attorney fees and received final approval of the court at a hearing held October 23, 2008.
NOTE D – INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated March 3, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE E – INVESTMENTS
The Plan maintains the following investments representing 5% or more of net assets available for benefits at December 31, 2008 and 2007:

	2008	2007
ACS Stock Fund	$25,854,206	$28,230,585
Fidelity Growth Company Fund	—	83,460,183
Fidelity Low-Priced Stock Fund	—	43,398,405
Fidelity Money Market Trust Retirement	—	107,893,249
Fidelity Spartan US Equity Index Fund	—	41,139,636
Fidelity Diversified International Fund	28,979,201	56,978,638
Harbor Capital Appreciation Fund	47,320,014	—
Mellon Stock Unit	25,774,884	—
Moderate Unit	31,471,737	—
Vanguard Global Equity Fund	—	37,557,466
Wells Fargo Stable Value Fund	121,027,694	—
The Plan invests in various investment securities which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The Plan invests in a Master Trust arrangement consisting of common stock and mutual funds. Investment information related to the Master Trust arrangement is as follows:

	2008	2007
Net assets
Common stock	$30,194,940	$34,022,286
Mutual funds	135,266,494	—

	$165,461,434	$34,022,286

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE E – INVESTMENTS

Year Ended
December 31, 2008
Change in net assets:
Contributions	$124,219,221
Received from prior trustee/custodian	4,995,838
Interest/Dividends	114,982
Net depreciation of investments	(44,707,290)
Net forfeitures	(29,995)
Benefits paid to participants	(41,659,382)
Administrative and miscellaneous expense	(170,361)
Net transfer to/from the Fund	88,676,135

Net change	$131,439,148

The Net Assets of the Master Trust Investment at year end shall equal the aggregate value of the assets of the Master Trust Investment less the value of the accrued liabilities of the Master Trust Investment. The assets of the Master Trust Investment shall be determined in accordance with generally recognized valuation procedures based upon prices and quotes from independent pricing services.
The closing prices reported in the active markets in which the securities are traded are used to value the investments in the Master Trust. The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2008:

	Master Trust Assets at Fair Value As of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual Funds	$135,266,494	$—	$—	$135,266,494
Common stocks	30,194,940	—	—	30,194,940

Total assets at fair value	$165,461,434	$—	$—	$165,461,434

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE E – INVESTMENTS
During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $170,570,917 as follows:

2008
Mutual funds	$(170,442,448)
Nonemployee corporate stock	(965,715)
ACS Stock Fund	837,246

$(170,570,917)

NOTE F – INVESTMENT CONTRACTS WITH INSURANCE COMPANY
In 2008 the Plan added a fully benefit-responsive investment contract with Wells Fargo Synthetic Stable Value Fund (“Wells Fargo”). Wells Fargo maintains the contributions in a general account. The account is credited with earnings on the investments and is charged for Plan withdrawals and administrative expenses charged by Wells Fargo. Discontinuance of the contract would result in certain surrender charges and market value adjustments as defined by the contract. The contract is included in the financial statements at fair value as reported to the Plan by Wells Fargo. Contract value represents deposits made under the contract, plus earnings at guaranteed crediting rates, less withdrawals and administrative expenses. Principal and interest at crediting rates, which are announced in advance on an annual basis, are guaranteed; however, there is no stated maturity date. The average yield for the year ended December 31, 2008 was 6.19%. The average credit yield for the year ended December 31, 2008 was 4.79%.
As of December 31, 2007, the Plan had a fully benefit-responsive investment contract with Great West Retirement Services (“Great West”). The contract terminated May 30, 2008. Great West maintained the contributions in a general account. The average yield for the period ended December 31, 2007 was 3.16%.
NOTE G – FAIR VALUE MEASUREMENTS
FASB Statement No. 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement no. 157 are described as follows:

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE G – FAIR VALUE MEASUREMENTS
Level 1	Observable inputs such as quoted prices in active markets for identical assets or liabilities.

Level 2	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; these include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3	Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value.
Common stocks, corporate bonds and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year end.
Participant loans: Valued at amortized cost, which approximates fair value.
Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE G – FAIR VALUE MEASUREMENTS
The following table sets forth by level, within the fair value hierarchy, the plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value As of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual Funds	$327,356,485	$—	$—	$327,356,485
Wells Fargo synthetic stable value fund	—	121,027,694	—	121,027,694
Corporate stocks	30,209,590	—	—	30,209,590
Participant loans	—	18,987,003	—	18,987,003
Interest bearing cash	1,438,246	—	—	1,438,246
Self Direct Brokerage Accounts	457,542	—	—	457,542

Total assets at fair value	$359,461,863	$140,014,697	$—	$499,476,560

NOTE H – RELATED PARTY TRANSACTIONS
The Plan invested in investments managed by Mellon Bank N.A. the custodian of the Plan’s assets, as defined by the Plan. These transactions qualify as party-in-interest transactions. However, these transactions are exempt from the prohibited transaction rules.
The Plan allows for participant loans. These loans qualify as party-in-interest transactions. However, these transactions are exempt from the prohibited transaction rules.
The Company provides certain accounting, administrative, and investment management services to the Plan. The Plan paid $965,677 for the services rendered. These transactions are exempt party-in-interest transactions.
NOTE I – DERIVATIVES
The Plan has no instruments that, in whole or part, are accounted for as a derivative instrument under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, during the current plan year.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE J – PLAN MERGERS
A summary of Plan mergers for 2008 are as follows:
Assets of CDR Associates, LLC 401(k) Plan were transferred into the ACS Savings Plan in March 2008. The funds transferred totaled approximately $1,988,835 and were reinvested with Mellon in similar investments.
Assets of Intellinex 401(k) Savings Plan were transferred into the ACS Savings Plan in March 2008. The funds transferred totaled approximately $17,821,156. $4,811,355 of the assets were transferred in-kind to existing Plan mutual funds. $13,009,801 of the assets were reinvested with Mellon in similar investments.
Assets of Bowers and Associates, Inc., 401(k) Profit Sharing Plan were transferred into the ACS Savings Plan on February 19, 2008. The funds transferred totaled approximately $1,970,465 and were reinvested with Mellon in similar investments.
Participant loans of $431,589 were also transferred into the Plan through various mergers.
The Statement of Changes in Net Assets Available for Benefits includes the activity from the employees of these companies from the date the assets were merged into the ACS Savings Plan to December 31, 2008.
A summary of Plan mergers for 2007 are as follows:
Assets of Systech, Inc. 401(k) Savings Plan were transferred into the ACS Savings Plan in March 2007. The funds transferred totaled approximately $1,244,041 and were reinvested with Mellon in similar investments.
Assets of LiveBridge, Inc. 401(k) Profit Sharing Plan were transferred into the ACS Savings Plan on April 3, 2007. The funds transferred totaled approximately $2,756,303 and were reinvested with Mellon in similar investments.
Assets of Primax Recoveries Incorporated Employee’s 401(k) Plan were transferred into the ACS Savings Plan in June 2007. The funds transferred totaled approximately $6,354,812 and were reinvested with Mellon in similar investments.
Participant loans of $314,729 were also transferred into the Plan through various mergers.
The Statement of Changes in Net Assets Available for Benefits includes the activity from the employees of these companies from the date the assets were merged into the ACS Savings Plan to December 31, 2007.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE K – RISKS AND UNCERTAINTIES
The Plan invests in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of Net Assets Available for Benefits.
NOTE L – SUBSEQUENT EVENTS
In the normal course of business, the Company may consolidate additional subsidiaries into or eliminate current subsidiaries from the ACS Savings Plan.
On January 31, 2008, the Company submitted a proposed version of the Plan to the Internal Revenue Service (the “IRS”) as part of the application to request a favorable determination letter on the Plan. In response to comments from the IRS, certain proposed amendments were submitted. In addition, 13 amendments to the Plan had been adopted or proposed as of the date the IRS reviewed the restated Plan. Accordingly, a revised working copy of the Plan was submitted to the IRS on February 6, 2009. On March 3, 2009, the IRS issued a favorable determination letter on the working copy of the Plan that included the required amendments and the proposed and adopted amendments.
In January 2009, the Plan was amended to allow participants to make Roth 401(k) contributions.
On March 1, 2009, the Plan was amended to allow the Board of Directors to amend the Plan at any time and retroactively, if deemed necessary or appropriate. The Board may also delegate the authority to amend the Plan. In addition, the Committee may adopt amendments to the Plan that are required by statute or judicial rulings, or amendments that are necessary for administrative purposes, unless those amendments have a material effect on the cost or benefit level of the Plan. However, no amendment can allow funds to be used for, or diverted to, purposes other than for the exclusive benefit of persons entitled to benefits under the Plan, and no amendment can decrease the balance of any participants’ account or reduce the Plan’s nonforfeitable percentage.
In January 2009, the Plan was amended to suspend the matching contribution provision and make it a discretionary feature.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE L – SUBSEQUENT EVENTS
On September 1, 2008, the Company entered into a Personnel Transition Agreement (“PTA”) with Ingersoll-Rand, and in connection with that agreement, certain employees of Trane, Inc. (“Trane”) became employees of the Company effective November 1, 2008. As a result of this transaction, eligible employees of Trane were authorized to participate in the ACS Plan as of November 1, 2008. Prior service with Trane shall be credited for all eligible employees for purposes of vesting under the ACS Plan as if such service had been rendered to an ACS controlled group member.
NOTE M – SEPARATED PARTICIPANTS WITH VESTED BENEFITS
There were 6,473 and 5,999 terminated participants with vested benefits of $140,947,038 and $180,357,393 as of December 31, 2008 and 2007, respectively.
NOTE N – FORM 5500
The Form 5500 was not available for review at the time of filing the audited financial statements on Form 11-K with the Securities and Exchange Commission. However, in order to comply with ERISA, a comparison and reconciliation of the audited financial statements with the Form 5500 will occur before the Form 5500 is finalized and filed (with the accompanying audited financial statements). The plan administrator does not anticipate any changes to these financial statements as a result of this reconciliation.
NOTE O – NON-EXEMPT TRANSACTIONS
During the year ended December 31, 2008, the Plan had $10,095 in employee contributions that were not deposited into the Plan on a timely basis. The monetary effect of the loss incurred by the Plan has not been accrued and the Custodian estimates that the loss is not material with respect to overall Plan operations. The Plan sponsor is consulting legal counsel to determine remedies with the DOL for the late contribution.

SUPPLEMENTAL SCHEDULE

ACS SAVINGS PLAN
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2008
EIN #51-0310342 PLAN NUMBER 333

(a)	(b) Identity of Issue,	(c) Description of investment, including maturity	(d)	(e) Current
	Borrower,	date, rate of interest, collateral, par, or	Cost	Value
	Lessor or Similar Party	maturity value
*	Mellon Bank, N.A.	Advantage Energy Income Fund		$421
*	Mellon Bank, N.A.	American Beacon FDS Small Cap Value Fund		6,037,773
*	Mellon Bank, N.A.	American Century Prime Money Market Fund		107,739
*	Mellon Bank, N.A.	Blackrock International Opportunities II		640,244
*	Mellon Bank, N.A.	Blair William Small Cap Growth Fund		2,032,467
*	Mellon Bank, N.A.	Brokerage Account – Self Directed		456,655
*	Mellon Bank, N.A.	CGM Focus Fund		9,657
*	Mellon Bank, N.A.	CGM Trust Realty Fund		6,620
*	Mellon Bank, N.A.	Claymore Exchange-Traded Mac Global		1,754
*	Mellon Bank, N.A.	Commonwealth International Australia/New Zealand Fund		1,106
*	Mellon Bank, N.A.	Davis NY Venture Fund		16,136,145
*	Mellon Bank, N.A.	Deutsche Bank AG London Gold Double Long Exchg		18,090
*	Mellon Bank, N.A.	Deutsche Bank AG London Powershares Crude Oil		2,550
*	Mellon Bank, N.A.	Dodge & Cox International Stock Fund		1,353,955
*	Mellon Bank, N.A.	Dreyfus 100% US Treasury Money Market Fund		436,030
*	Mellon Bank, N.A.	Dreyfus Premier International Greater China Fund		4,787
*	Mellon Bank, N.A.	EB Temporary Investment Fund II		1,002,217
*	Mellon Bank, N.A.	EB Temporary Investment Fund LEH		12,176
*	Mellon Bank, N.A.	Fairholme Income Fund		41,597
*	Mellon Bank, N.A.	Fidelity Diversified International Fund		28,979,201
*	Mellon Bank, N.A.	Aggressive Unit		1,288,910
*	Mellon Bank, N.A.	Conservative Unit		9,969,746
*	Mellon Bank, N.A.	International Stock Unit		229,571
*	Mellon Bank, N.A.	Mellon Agg Bond Unit		22,844,476
*	Mellon Bank, N.A.	Mellon Midcap Unit		18,586,421
*	Mellon Bank, N.A.	Mellon Small Cap Unit		440,374
*	Mellon Bank, N.A.	Mellon Stock Unit		25,774,884
*	Mellon Bank, N.A.	Moderate Aggressive Unit		15,058,377
*	Mellon Bank, N.A.	Moderate Conservative Unit		9,587,347
*	Mellon Bank, N.A.	Moderate Unit		31,471,737

ACS SAVINGS PLAN
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2008
EIN #51-0310342 PLAN NUMBER 333

(a)	(b) Identity of Issue,	(c) Description of investment, including maturity	(d)	(e) Current
	Borrower,	date, rate of interest, collateral, par, or	Cost	Value
	Lessor or Similar Party	maturity value
*	Mellon Bank, N.A.	Fidelity Investment Japan Small Cos Fund		$512
*	Mellon Bank, N.A	Fidelity Low-Priced Stock Fund		24,437,601
*	Mellon Bank, N.A	Franklin Small Cap Growth Fund I – Class A		1,277
*	Mellon Bank, N.A	Gaebelli Asset Ben International Fund		39,185
*	Mellon Bank, N.A	Guinness Atkinson Global Energy Fund		6,936
*	Mellon Bank, N.A	Harbor Cap Appreciation Fund		47,320,014
*	Mellon Bank, N.A	Harris Assoc Investment Oakmark International Small Cap Fund		10,961
*	Mellon Bank, N.A	Ishares IBOXX Investment Grade Corporate Bond		1,017
*	Mellon Bank, N.A	Ishares Income MSCI Brazil Free Index Fund		6,998
*	Mellon Bank, N.A	Ishares S&P GSCI Comodity Indexed Trust		572
*	Mellon Bank, N.A	Ishares Silver Fund		13,186
*	Mellon Bank, N.A	Ishares FTSE Xinhaw China 25 Index Fund		8,727
*	Mellon Bank, N.A	Ishares S&P US Preferred Stock Index Fund		1,461
*	Mellon Bank, N.A	Janus Investment Global Technology Fund		651
*	Mellon Bank, N.A	Jennison Sector Class A Fund		17,555
*	Mellon Bank, N.A	John Hancock Income Fund III		13,586
*	Mellon Bank, N.A	Kinetics Paradigm Mutual Funds		1,355,941
*	Mellon Bank, N.A	Lazard Emerging Markets Portfolio		3,262,327
*	Mellon Bank, N.A	Market Vectors ETF Gold Miners		3,388
*	Mellon Bank, N.A	Market Vectors ETF Steel		294
*	Mellon Bank, N.A	Meridian Income Fund		44,761
*	Mellon Bank, N.A	Morgan Stanley Emerging Markets Domestic Debt Fund		57,695
*	Mellon Bank, N.A	Old Mut Advisor Funds II Select Growth (Class Z)		934
*	Mellon Bank, N.A.	Other		887
*	Mellon Bank, N.A	Powershares Wilder Hill Clean Energy Fund		1,293
*	Mellon Bank, N.A	PIMCO Total Return Fund-Admin Class		6,740,331
*	Mellon Bank, N.A	Profunds Ultra Emerging Markets		966
*	Mellon Bank, N.A	Proshares Ultrashort Traded Fund		2,868

ACS SAVINGS PLAN
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2008
EIN #51-0310342 PLAN NUMBER 333

(a)	(b) Identity of Issue,	(c) Description of investment, including maturity	(d)	(e) Current
	Borrower,	date, rate of interest, collateral, par, or	Cost	Value
	Lessor or Similar Party	maturity value
*	Mellon Bank, N.A	Proshares Ultrashort Finls		$8,756
*	Mellon Bank, N.A	Proshares Ultrashort Lehman 7-10 years		2,001
*	Mellon Bank, N.A	Proshares Ultrashort S&P 500		3,547
*	Mellon Bank, N.A	Proshares Ultrashort Lehman 20		3,773
*	Mellon Bank, N.A	Proshares Ultrashort Real Estate		1,014
*	Mellon Bank, N.A	Rowe T Price Latin American Fund		7,436
*	Mellon Bank, N.A	Royce Opportunity Fund		8,899
*	Mellon Bank, N.A	Rydex Nasdaq-100 Fund		40,271
*	Mellon Bank, N.A	SPDR Gold Shares		865
*	Mellon Bank, N.A	SPDR Unit Ser 1 S&P Poors		2,707
*	Mellon Bank, N.A	United States Oil Fund LP units		1,655
*	Mellon Bank, N.A	United States Natural Gas Fund LP units		579
*	Mellon Bank, N.A	Vanguard Global Equity Fund		17,734,051
*	Mellon Bank, N.A	Vanguard Fixed Income Inflation Protected Securities		10,166,534
*	Mellon Bank, N.A	Vanguard Fixed Income GNMA		3,174
*	Mellon Bank, N.A	Vanguard Specialized Portfolio Reit		7,295,209
*	Mellon Bank, N.A	Vanguard World Growth Fund		18,359
*	Mellon Bank, N.A	Vanguard Windsor Income Fund II		18,054,879
*	Mellon Bank, N.A	Wasatch Advisors Global Technology Fund		3,226
*	Mellon Bank, N.A	Wells Fargo Stable Value Fund		121,027,694
*	Mellon Bank, N.A	Wisdomtree Trust India Earnings Fund		284
*	Mellon Bank, N.A	Wisdomtree Trust International Fund		10,104
*	Mellon Bank, N.A	ACS Stock Fund		25,854,206
*	Mellon Bank, N.A	Lockheed Martin Stock Fund		4,355,383
*	Participant loans at 3.5% to 11.0%		$0	18,987,003

				$499,476,560

*	Denotes a party-in-interest

ACS SAVINGS PLAN
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2008
EIN #51-0310342 PLAN NUMBER 333

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited
Transactions

$10,095	$10,095

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACS SAVINGS PLAN

By:	Affiliated Computer Services, Inc.
Plan Administrator

By: Name:	/s/ Lora Villarreal Lora Villarreal
Title:	Executive Vice President and Chief People Officer
Date: June 25, 2009

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Name
23*	Consent of Chapman, Hext & Co., P.C.

*	Filed herewith